FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934



For the month of September 2008
Commission File Number  0-16174



                     TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                     --------------------------------------
                 (Translation of registrant's name into English)


                          5 Basel Street, P.O. Box 3190
                           Petach Tikva 49131 Israel
                           -------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                             Form 20-F [X] Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-________________

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Teva Contacts:                                       Barr Contact:
------------------------ --------------------------- ---------------------------
Investors                                            Investors and Media
Elana Holzman            Kevin Mannix                Carol A. Cox
972 (3) 926-7554         (215) 591-8912              201-930-3720
elana.holzman@teva.co.il kevin.mannix@tevausa.com    carol.cox@barrlabs.com

Media
Ayala Miller             Denise Bradley
972 (3) 926-7262         (215) 591-8974
ayala.miller@teva.co.il  denise.bradley@tevausa.com
------------------------ --------------------------- ---------------------------


For Immediate Release

          Teva and Barr Receive FTC Request for Additional Information

Jerusalem, Israel and Montvale, NJ, September 3, 2008 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Barr Pharmaceuticals, Inc. (NYSE: BRL) announced today that, as expected, each party has received a request for additional information (commonly referred to as a "second request") from the U.S. Federal Trade Commission (FTC) in connection with Teva's pending acquisition of Barr. The parties have been cooperating with the FTC staff since shortly after the announcement of the transaction and intend to continue to cooperate with the FTC to obtain HSR clearance as promptly as possible.

The effect of the second request is to extend the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) waiting period until thirty days after the parties have substantially complied with the request, unless that period is terminated sooner by the FTC. The companies continue to expect that the transaction will close in late 2008, following completion of the HSR clearance process, the obtaining of the other required antitrust approvals and the satisfaction of all other closing conditions contained in the merger agreement between the parties, including the approval of Barr stockholders.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Western Europe.

About Barr
Barr Pharmaceuticals, Inc. is a global specialty pharmaceutical company that operates in more than 30 countries worldwide and is engaged in the development, manufacture and marketing of generic and proprietary pharmaceuticals, biopharmaceuticals and active pharmaceutical ingredients. A holding company, Barr operates through its principal subsidiaries: Barr Laboratories, Inc., Duramed Pharmaceuticals, Inc. and PLIVA d.d. and its subsidiaries. The Barr Group of companies markets more than 120 generic and 27 proprietary products in the U.S. and approximately 1,025 products globally outside of the U.S. For more information, visit www.barrlabs.com.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva and Barr's future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, Teva's ability to rapidly integrate Barr's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and Barr's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva or Barr may obtain U.S. market exclusivity for certain of their new generic products and regulatory changes that may prevent Teva or Barr from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra(R), Neurontin(R), Lotrel(R) and Protonix(R), the effects of competition on our innovative products, especially Copaxone(R) sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F, Barr's Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor Barr undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving Teva and Barr. In connection with the proposed merger, Teva will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of Barr, and Barr will be filing a proxy statement for the stockholders of Barr, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, Barr's stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. Once filed, the registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's website, www.sec.gov. You will also be able to obtain the proxy statement/prospectus and other documents free of charge by contacting Barr Investor Relations at 201-930-3720 or Teva Investor Relations at 972-3-926-7554 / 215-591-8912.

Teva, Barr and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Barr's directors and executive officers is available in Barr's proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 7, 2008 and information regarding Teva's directors and executive officers is available in Teva's Annual Report on Form 20-F for the year ended December 31, 2007, which was filed with the SEC on February 29, 2008. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.


                                      # # #

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                                                 (Registrant)



                                    By:  /s/ Eyal Desheh
                                         ---------------------------------------
                                         Name:  Eyal Desheh
                                         Title: Chief Financial Officer


Date: September 3, 2008